Nasdaq Regulation

Nasdaq

Yolanda Goettsch
Vice President & Deputy General Counsel
Listing Qualifications

By Electronic Mail

November 12, 2020

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on November 12, 2020 The Nasdaq Stock Market (the "Exchange") received from INVO BIOSCIENCE, INC. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, par value $0.0001 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

